United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Vroom, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92918V109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92918V109	Schedule 13G	Page 2 of 13

1	Names of Reporting Persons CGP2 Lone Star, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,589,776
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,589,776

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,589,776
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.1%
12	Type of Reporting Person PN

CUSIP No. 92918V109	Schedule 13G	Page 3 of 13

1	Names of Reporting Persons CGP2 Zoom Holding, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,994,354
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,994,354

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,994,354
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person PN

CUSIP No. 92918V109	Schedule 13G	Page 4 of 13

1	Names of Reporting Persons LCGP3 Accelerator, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,156,885
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,156,885

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,156,885
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.7%
12	Type of Reporting Person PN

CUSIP No. 92918V109	Schedule 13G	Page 5 of 13

1	Names of Reporting Persons CGP2 Managers, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 17,584,130
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 17,584,130

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,584,130
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.5%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92918V109	Schedule 13G	Page 6 of 13

1	Names of Reporting Persons CGP3 Managers, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,156,885
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,156,885

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,156,885
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92918V1099	Schedule 13G	Page 7 of 13

1	Names of Reporting Persons Scott Arnold Dahnke
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,741,015
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,741,015

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,741,015
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 15.2%
12	Type of Reporting Person IN

CUSIP No. 92918V109	Schedule 13G	Page 8 of 13

1	Names of Reporting Persons James Michael Chu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,741,015
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,741,015

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,741,015
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 15.2%
12	Type of Reporting Person IN

CUSIP No. 92918V109	Schedule 13G	Page 9 of 13

ITEM 1.	(a) Name of Issuer:

Vroom, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1375 Broadway, Floor 11, New York, NY 10018.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

CGP2 Lone Star, L.P.

CGP2 Zoom Holding, L.P.

LCGP3 Accelerator, L.P.

CGP2 Managers, L.L.C.

CGP3 Managers, L.L.C.

Scott Arnold Dahnke

James Michael Chu

(b)	Address or Principal Business Office:

The principal business address for Scott Arnold Dahnke is c/o Vroom, Inc., 1375 Broadway, Floor 11, New York, NY 10018. The principal business address for each of the remaining Reporting Persons is 599 West Putnam Avenue, Greenwich, CT 06830.

(c)	Citizenship of each Reporting Person is:

Each of CGP2 Lone Star, L.P., CGP2 Zoom Holding, L.P., LCGP3 Accelerator, L.P., CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. are organized under the laws of the state of Delaware.

Each of Scott Arnold Dahnke and James Michael Chu are citizens of the United States.

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

92918V109

CUSIP No. 92918V109	Schedule 13G	Page 10 of 13

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Common Stock as of December 31, 2020, based upon 130,241,341 shares of Common Stock outstanding as of November 12, 2020, based on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CGP2 Lone Star, L.P.	10,589,776	8.1%	0	10,589,776	0	10,589,776
CGP2 Zoom Holding, L.P.	6,994,354	5.4%	0	6,994,354	0	6,994,354
LCGP3 Accelerator, L.P.	2,156,885	1.7%	0	2,156,885	0	2,156,885
CGP2 Managers, L.L.C.	17,584,130	13.5%	0	17,584,130	0	17,584,130
CGP3 Managers, L.L.C.	2,156,885	1.7%	0	2,156,885	0	2,156,885
Scott Arnold Dahnke	19,741,015	15.2%	0	19,741,015	0	19,741,015
James Michael Chu	19,741,015	15.2%	0	19,741,015	0	19,741,015

CGP2 Lone Star, L.P., CGP2 Zoom Holding, L.P. and LCGP3 Accelerator, L.P. are the record holders of 10,589,776, 6,994,354, and 2,156,885 shares of Common Stock, respectively.

CGP2 Managers, L.L.C. is the general partner for each of CGP2 Lone Star, L.P. and CGP2 Zoom Holdings, L.P. As a result, CGP2 Managers, L.L.C. may be deemed to share beneficial ownership of the shares of Common Stock held of record by each of CGP2 Lone Star, L.P. and CGP2 Zoom Holding, L.P.

CGP3 Managers, L.L.C. is the general partner of LCGP3 Accelerator, L.P. As such, CGP3 Managers, L.L.C. may be deemed to share beneficial ownership of the shares of Common Stock held of record by LCGP3 Accelerator, L.P.

Scott Arnold Dahnke and James Michael Chu are the members of the managing board of each of CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. As a result, each of them may be deemed to share beneficial ownership of the shares of Common Stock held of record by each of CGP2 Lone Star, L.P., CGP2 Zoom Holdings, L.P. and LCGP3 Accelerator, L.P.

CUSIP No. 92918V109	Schedule 13G	Page 11 of 13

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 92918V109	Schedule 13G	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

CGP2 Lone Star, L.P.
By: CGP2 Managers, L.L.C.

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Managing Member

CGP2 Zoom Holding, L.P.
By: CGP2 Managers, L.L.C.

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Managing Member

LCGP3 Accelerator, L.P.
By: CGP3 Managers, L.L.C.

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Managing Member

CGP2 Managers, L.L.C.

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Managing Member

CGP3 Managers, L.L.C.

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Managing Member

Scott Arnold Dahnke

/s/ Scott A. Dahnke

James Michael Chu

/s/ J. Michael Chu

CUSIP No. 92918V109	Schedule 13G	Page 13 of 13

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.